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09051998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

November 7, 2008

Act	Securities Exchange Act of 1934
Section	Various
Rule	Regulation M, Rules 101 + 102
Public Availability	7/23/09

Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Banco Santander, S.A.
File No. TP 09-16

Dear Mr. Kronfeld:

In your letter dated November 7, 2008, as supplemented by conversations with the staff, you request on behalf of Banco Santander, S.A., a bank organized under the laws of the Kingdom of Spain ("Santander"), an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with a proposed rights offering by Santander (the "Rights Offering").

You seek an exemption to permit Santander and its affiliates to conduct specified transactions outside the United States in Santander Shares during the Rights Offering. Specifically, you request that: (i) the Market Making Subsidiary be permitted to continue to engage in market making activities as described in your letter; (ii) the Derivatives Market Maker be permitted to continue to engage in derivatives market-making and hedging activities as described in your letter; (iii) the Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iv) the Insurance Company be permitted to continue to engage in insurance activities as described in your letter; and (v) the Non-U.S. Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter.

You also seek an exemption to permit certain Santander affiliates to conduct specified transactions in the United States in Santander Shares during the Rights Offering. Specifically, you request that: (i) the Puerto Rico Asset Manager be permitted to continue to conduct asset management activities in Puerto Rico as described in your letter; (ii) Banco Santander International be permitted to continue to conduct asset management activities from the Continental United States for non-U.S. clients as described in your letter; and (iii) the U.S. Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants Santander an exemption from Rules 101 and 102 of Regulation M to permit the Market Making Subsidiary, Derivatives Market Maker, the Asset Managers including the Puerto Rico Asset Manager and Banco Santander International, the Insurance Company, and the Brokerage Units including the U.S. Brokerage Units (collectively, the "Companies")[1] to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- The average daily trading volume ("ADTV") of Santander Shares on the Spanish Exchanges during the six months that ended on June 30, 2008 was 94.1 million shares valued at approximately €1.189 billion ($1.872 billion);

- Santander's market capitalization as of June 30, 2008 was approximately €72.99 billion ($114.94 billion), making it Spain's second largest company by capitalization and representing 17.65% of the IBEX 35 index;

- As of June 30, 2008, over 6 billion shares of Santander Shares were outstanding that were held by over 2 million record holders with a public float value in excess of $100 billion;

- The principal trading market for Santander Shares is on the Spanish Exchanges through the AQS accounting for approximately 95% of the global ADTV value during the six months that ended on June 30, 2008;

- The number of Santander Shares to be issued in connection with the Rights Offering will represent approximately 13.496% of the of the current issued share capital of Santander;

- Santander maintains and enforces written information barrier policies and procedures to prevent material non-public information from passing between the sales/trading areas and other sensitive areas of Santander including the investment oversight committee;

- The Market Making Subsidiary conducts its market making activities outside the United States and, during the six months that ended on June 30, 2008, the market

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[1] As described in your letter, the Companies may be deemed to be "affiliated purchasers" of Santander, thus subject to Rule 102 of Regulation M. As also described in your letter, although none of the Companies currently expects to do so, it is expected that Santander Investment will act an agent and arranger for the Rights Offering by engaging in solicitation activities outside of the United States, thus would be deemed to be a "distribution participant" pursuant to Rule 101 of Regulation M.

making activities by the Market Making Subsidiary accounted for approximately 1.853% of the ADTV in Santander Shares on the Spanish Exchanges;

- The Derivatives Market Maker conducts its derivatives market making and hedging activities outside the United States and, during the six months that ended on June 30, 2008, the derivatives market making and hedging activities of the Derivatives Market Maker accounted for approximately 1.31% of the ADTV in Santander Shares on the Spanish Exchanges;

- All of the Asset Managers except for the Puerto Rico Asset Manager and Banco Santander International conduct their investment management activities outside the United States;

- The Puerto Rico Asset Manager will only engage in normal course asset management activities in Puerto Rico and the Puerto Rico Asset Manager's volume of trading in Santander Shares has historically been low;

- Banco Santander International will only engage in normal course asset management activities with non-U.S. clients;

- The Insurance Company sells insurance products and conducts activities in connection with investment selections made by purchasers of such insurance products outside the United States;

- Each of the Non-U.S. Brokerage Units conducts its unsolicited brokerage activities outside the United States and, during the six months that ended on June 30, 2008, the unsolicited brokerage activities of the Non-U.S. Brokerage Units accounted for approximately 10.79% of the ADTV in Santander Shares on the Spanish Exchanges;

- Each of the U.S. Brokerage Units have been instructed to not make any investment recommendations to their customers with respect to Santander Shares or ADSs during the restricted period and will only engage in normal course unsolicited brokerage activities, which represents approximately 0.11% of the worldwide ADTV in Santander Shares during the six months that ended on June 30, 2008;

- The withdrawal of a significant market maker in Santander Shares in the primary market for those shares for an extended period of time would have harmful effects in the home market and, indirectly, in the U.S. market, for Santander Shares, including a significant imbalance of buy and sell orders, which could cause greater volatility and reduced liquidity;

- Each of the Market Maker Subsidiary, Derivatives Market Maker, the Asset Managers, the Insurance Company, and the Brokerage Units has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with applicable Spanish, and other non-U.S. laws;

- In the United States, Santander conducts a securities business through Santander Securities Corporation, Santander Investment Securities, Banesto Securities, and ANSI, each a separate subsidiary that is registered with the Commission as a broker-dealer and is a member of FINRA, and Santander Investment Securities and ANSI are also members of the NYSE; and

- Santander Securities Corporation, Santander Investment Securities, Banesto Securities, and ANSI will not engage in derivatives market marking and hedging, asset management and insurance, but rather will only engage in unsolicited brokerage activities in the normal course of its business with its customers.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited brokerage of the U.S. Brokerage Units, the Puerto Rican client asset management activities of the Puerto Rico Asset Manager and non-U.S. client asset management activities of Banco Santander International described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Rights Offering;

3. The prospectus supplement distributed to United States investors that participate in the Rights Offering will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. Santander and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

    (a) size, broker (if any), time of execution, and price of the transactions;
    (b) the exchange, quotation system, or other facility through which the transactions occurred, and
    (c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, Santander and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington, D.C. within 30 days of its request;

6. Santander and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Rights Offering;

7. Representatives of Santander and each of the Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, Santander and each of the Companies will comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

NICHOLAS ADAMS KRONFELD
212 450 4950
NICHOLAS.KRONFELD@DPW.COM

November 7, 2008

Re: Banco Santander, S.A. Request for Exemptive Relief from Rules 101 and 102 of Regulation M

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Tao:

We are writing as counsel to Banco Santander, S.A. ("**Santander**"), a bank organized under the laws of the Kingdom of Spain, with respect to the application of Regulation M to transactions by Santander and its affiliates in the ordinary shares of Santander (the "**Santander Shares**") during the distribution of Santander Shares to be made by Santander in connection with a proposed rights offering by Santander (the "**Rights Offering**"). Specifically, on behalf of Santander, we ask the members of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") to grant Santander exemptive relief from Rules 101 and 102 of Regulation M to permit Santander and its affiliates to continue, in the ordinary course of their respective businesses as described below and in accordance with applicable local law, to engage in the activities described below during the Rights Offering. In connection with the relief requested by Santander in this letter, please note that substantially similar exemptive relief from Rules 101 and 102 of Regulation M was granted to Santander under each of your exemptive letters dated September 10, 2004 and August 18, 2008.[1]

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1 See Banco Santander Central Hispano, S.A., SEC No-Action Letter, File No. TP 04-70 (Sep. 10, 2004), and Banco Santander, S.A., SEC No-Action Letter, File No. TP 08-77 (Aug. 18, 2008).

This letter sets forth data concerning the trading activity of Santander and its affiliates for periods ending June 30, 2008. Santander has represented to us that it is not aware of any material changes in the nature or volume of these activities since June 30, 2008.

Market Making Activities. As is customary in Spain for financial institutions, Santander engages in market making activities with respect to Santander Shares through a subsidiary dedicated to that function (the "**Market Making Subsidiary**").[2] The Market Making Subsidiary makes bids and offers for Santander Shares on the Automated Quotation System (*Sistema de Interconexión Bursátil Español*) of the Spanish stock exchanges (the "**AQS**"), the centralized national market that integrates by computer quotation the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia (collectively, the "**Spanish Exchanges**") and purchases and sells Santander Shares on the AQS. The Market Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market.

Derivatives Market Making and Hedging. As part of its business, the Treasury department of Santander and Wallcesa, S.A. (a subsidiary of Santander) that effects trades in derivatives on Santander Shares in connection with stock options issued by Santander (the "**Derivatives Market Maker**") issues, buys and sells derivatives on Santander Shares or on baskets or indices including Santander Shares (the "**Santander Share Derivatives**") for its own account and for the accounts of its customers outside the United States. These derivatives include listed and over-the-counter options, warrants, futures, convertible securities and other structured products relating to Santander Shares or to baskets or indices including Santander Shares, as well as index futures on the foregoing. The Derivatives Market Maker engages in derivatives market making activities, on both solicited and unsolicited bases, in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions. These transactions are effected primarily on the MEFF Renta Variable, S.A. (the "**MEFF Renta Variable**") with the balance occurring on other exchanges outside the United States and, in some cases, in the over-the-counter market outside the United States. In addition, the Derivatives Market Maker solicits and effects trades in Santander Shares or in derivatives, including listed and over-the-counter options, warrants, futures, convertible securities and other structured products relating to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) belonging to it and its customers that are established in connection with these derivatives market making activities. The hedging transactions in Santander Shares are effected outside the United States through the AQS and the hedging transactions in derivatives on Santander Shares are effected outside the United States on the MEFF Renta Variable, on other exchanges

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[2] Santander's market making activities are carried out by Pereda Gestión, S.A., a corporation organized under the laws of Spain.

outside the United States and in the over-the-counter market outside the United States. During the twelve months ended December 31, 2007 and the six months ended June 30, 2008 these market making and hedging transactions in Santander Shares and derivatives on Santander Shares amounted to approximately 3.99% and 1.31%, respectively, of the value of average daily trading volume (the "**ADTV**") in Santander Shares on the Spanish Exchanges.

Trading in Santander Shares by the Asset Managers. Certain affiliates of Santander manage the assets of mutual funds, pension funds and discretionary investor portfolios (such affiliates, the "**Asset Managers**"; such funds and discretionary investor portfolios, the "**Managed Funds**").[3] As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers buy and sell Santander Shares and derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products relating to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, for the Managed Funds' accounts.

Trading by the Insurance Company. As part of its ordinary business, Santander Seguros y Reaseguros, S.A., an affiliate of Santander incorporated in Spain (the "**Insurance Company**"), sells certain insurance products requiring the insurer to invest the premiums paid by the purchaser of the policies within certain asset classes determined by that purchaser (such as shares represented in the IBEX 35 Index, which includes Santander Shares) (such products, the "**Asset**

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[3] The Asset Managers consist of Banif Gestión, S.A., S.G.I.I.C., Banesto Banca Privada Gestión, S.A., S.G.I.I.C., Optimal Alternative Investment, S.A., S.G.I.I.C., Santander Carteras, S.G.C., S.A., Santander Asset Management, S.A., S.G.I.I.C. and Santander Pensiones, S.A., E.G.F.P., each a corporation organized under the laws of Spain (collectively, the "**Spanish Asset Managers**"), Santander Rio Asset Management Gerente de Fondos Comunes de Inversión SA., a corporation organized under the laws of Argentina, Santander Asset Management DTVM, Ltda., a corporation organized under the laws of Brazil, Santander Asset Management, S.A., Administradora General de Fondos, a corporation organized under the laws of Chile, Santander Investment Trust Colombia S.A., Sociedad Fiduciaria, a corporation organized under the laws of Colombia, Santander Asset Management Ireland, Ltd., a corporation organized under the laws of Ireland, Santander Private Banking, SpA, a corporation organized under the laws of Italy, Santander Asset Management Luxembourg, S.A., a corporation organized under the laws of Luxembourg, Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander, each a corporation organized under the laws of Mexico, Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A. and Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A., each a corporation organized under the laws of Portugal, Santander Asset Management Corporation, a corporation organized under the laws of Puerto Rico (the "**Puerto Rico Asset Manager**"), Banco Santander (Suisse), S.A. and Optimal Investment Services, S.A., each a corporation organized under the laws of Switzerland, Santander Asset Management UK Holding Ltd., Santander Asset Management UK Limited, Abbey National PEP & ISA Managers Limited, Santander Unit Trust Managers UK Limited, and Santander Portfolio Management UK Limited, each a corporation organized under the laws of the United Kingdom, and Banco Santander International, a banking corporation organized under U.S. laws ("**Banco Santander International**").

Class Policies"). The Insurance Company does not provide any investment advice to purchasers with respect to the asset classes that may be selected by the customer as part of the Asset Class Policies.

Unsolicited Brokerage. The non-U.S. brokerage units set forth in note 4 below (the "**Non-U.S. Brokerage Units**")[4] effect unsolicited brokerage transactions in Santander Shares by placing orders on the AQS and other overseas exchanges or effecting trades in the over-the-counter markets in Spain and elsewhere outside the United States. These transactions arise from unsolicited buy or sell orders received by the Non-U.S. Brokerage Units from their customers, although the Non-U.S. Brokerage Units may solicit the other side of these transactions. Additionally, Santander conducts a securities business through its affiliated U.S. (including Puerto Rico) broker-dealers, Santander Securities Corporation, a corporation incorporated under the laws of Puerto Rico ("**Santander Securities Corporation**"), Santander Investment Securities, Inc., a corporation incorporated under the laws of the state of Delaware ("**Santander Investment Securities**"), Banesto Securities, Inc., a corporation incorporated under the laws of the state of Delaware ("**Banesto Securities**"), and Abbey National Securities Inc., a corporation incorporated under the laws of the state of Delaware ("**ANSI**" and, together with Santander Securities Corporation, Santander Investment Securities and Banesto Securities, the "**U.S. Brokerage Units**"; the U.S. Brokerage Units, together with the Non-U.S. Brokerage Units, the "**Brokerage Units**"), each of which may engage in unsolicited brokerage transactions in the Santander Shares and Santander American Depositary Shares (the "**Santander ADSs**") with its customers in the United States. These transactions would be effected in the United States markets or in the non-U.S. markets described above. During the twelve months ended December 31, 2007 and the six months ended June 30, 2008, the unsolicited brokerage activities of the Brokerage Units (excluding trades executed by the Non-U.S. Brokerage Units on behalf of the Market Making Subsidiary) as a percentage of the worldwide value of ADTV in Santander Shares was 12.91% and 10.36%, respectively.

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4 The Non-U.S. Brokerage Units consist of Santander Investment Bolsa, S.V., S.A. and Banesto Bolsa, S.A., Sociedad de Valores y Bolsa, each a corporation organized under the laws of Spain (together, the "**Spanish Brokerage Units**"), Santander Sociedad de Bolsa, S.A., a corporation organized under the laws of Argentina, Santander Investment Limited, a corporation organized under the laws of Bahamas, Banespa, S.A. Corretora de Cambio e Titulos, Santander Brasil S.A., Corretora de Cambio e Valores Mobiliarios, Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. and Norchem Participaçoes e Consultoría, S.A., each a corporation organized under the laws of Brazil, Santander Investment Valores Colombia, S.A., Comisionista de Bolsa Comercial, each a corporation organized under the laws of Colombia, Santander Investment, S.A. Corredores de Bolsa and Santander, S.A. Agente de Valores, each a corporation organized under the laws of Chile, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander and Efectividad en Medios de Pago, S.A. de C.V., each a corporation organized under the laws of Mexico, Marylebone Road CBO 3, BV, a corporation organized under the laws of The Netherlands, Banco Santander de Negocios Portugal, S.A., a corporation organized under the laws of Portugal, Abbey Stockbrokers Limited, a corporation organized under the laws of the United Kingdom, and Valores Santander Casa de Bolsa, C.A., a corporation organized under the laws of Venezuela.

During the twelve months ended December 31, 2007 and the six months ended June 30, 2008, the unsolicited brokerage activities of the U.S. Brokerage Units collectively as a percentage of the worldwide value of ADTV in Santander Shares was 0.07% and 0.11%, respectively.

The Market Making Subsidiary, the Derivatives Market Maker, the Spanish Asset Managers, the Insurance Company and the Spanish Brokerage Units are collectively referred to herein as the "**Spanish Companies**". The Spanish Companies, together with the other Asset Managers and the other Brokerage Units are collectively referred to herein as the "**Companies**".

The availability of the exemptions Santander is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

The descriptions of factual matters in this letter, including the market for Santander Shares and the Companies' business and market activities, as well as the descriptions of certain matters under Spanish law and the laws of other jurisdictions outside the United States included in this letter, have been provided to us by Santander.

I. The Market for Santander Shares

The principal trading market for Santander Shares is on the Spanish Exchanges through the AQS in Spain. The Santander Shares also are listed on the New York (in the form of the Santander ADSs), Milan, Lisbon, Buenos Aires, London and Mexico Stock Exchanges. Each Santander ADS represents one Santander Share and is evidenced by an American Depositary Receipt issued by JPMorgan Chase Bank, as Depositary. Santander is a foreign private issuer as defined in Rule 3b-4(c) under the U.S. Securities Exchange Act of 1934.

As of December 31, 2007, 6,254,296,579 Santander Shares were outstanding, held by 2,278,321 record holders. Approximately 62.38% of the outstanding Santander Shares were held of record by non-residents of Spain and 14.37% of the outstanding Santander Shares were held by 796 record holders with registered addresses in the United States (including Puerto Rico).

As of June 30, 2008, 6,254,296,579 Santander Shares were outstanding, held by 2,255,266 record holders. Approximately 62.77% of the outstanding Santander Shares were held of record by non-residents of Spain and 14.37% of the outstanding Santander Shares were held by 814 record holders with registered addresses in the United States (including Puerto Rico).

Santander's market capitalization at June 30, 2008 was approximately €72.99 billion ($114.94 billion),[5] the largest of any Spanish bank and the second

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[5] Throughout this letter, euros have been translated to dollars at the rate of €1.00 = $1.4603, the noon buying rate in New York City published by the Federal Reserve Bank of New York on December 31, 2007, with regard to data as of or for periods ended December 31, 2007, and at the rate of at the rate of €1.00 = $1.5748, the noon buying rate in New York City published by

largest of any Spanish company, representing 17.65% of the IBEX 35 Index. The values of ADTV in the Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008 were approximately €1,190.63 million ($1,738.68 million) and €1,188.69 million ($1,871.95 million), or 97.8% and 95.0% of the global value of ADTV, respectively. The ADTV in number of shares in the Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008 were approximately 85.4 million shares and 94.1 million shares, respectively. The values of ADTV of the Santander ADSs on the New York Stock Exchange (the "**NYSE**") during the twelve months ended December 31, 2007 and the six months ended June 30, 2008 were approximately $11.66 million and $21.84 million, respectively. The values of ADTV of the Santander Shares on the Milan, Lisbon, Buenos Aires, London and Mexico Stock Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008 were, in the aggregate, approximately €18.01 million ($26.30 million) and €48.22 million ($75.94 million), respectively.

The AQS links the Spanish Exchanges, providing securities listed on it with a uniform continuous market that eliminates the differences among the Spanish Exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. All trades on the AQS must be placed through a bank, a brokerage firm, an official stock broker or a dealer firm member of a Spanish Exchange directly. The AQS operates separate order-matching systems for block trades (which exceed certain minimum amounts) and all other trades.

During the twelve months ended December 31, 2007 and the six months ended June 30, 2008, the aggregate turnover on the Spanish Exchanges, for both equity and debt securities, was in excess of €5,891 billion and €3,399 billion, respectively, and as of December 31, 2007 and June 30, 2008, the overall market capitalization of equity securities listed on the Spanish Exchanges was approximately €1,384.7 billion and €1,259.0 billion, respectively. As of December 31, 2007 and June 30, 2008, there were 3,537 and 3,615 listed companies on the Spanish Exchanges, respectively.

II. Santander's Market Activities

Santander is one of the world's largest banking and financial services groups, and its headquarters are in Madrid, Spain. In addition, Santander has subsidiary, branch, representative and similar offices worldwide. Santander is regulated and licensed under the Bank of Spain in Spain, and its branches and affiliates in the United States are subject to applicable U.S. bank regulations, among other laws and regulations. Santander has confirmed that the activities

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the Federal Reserve Bank of New York on June 30, 2008, with regard to data as of or for periods ended June 30, 2008.

described below, for which it is requesting relief, are permitted under and would be conducted in accordance with applicable Spanish law and other non-U.S. laws. Assuming the requested relief is granted, Santander has confirmed that the activities described below also would be conducted in accordance with applicable U.S. law.

In the continental United States, Santander conducts a securities business through Santander Investment Securities, Banesto Securities and ANSI and an asset management business for non-U.S. clients through Banco Santander International. During the twelve-month period of August 1, 2007 through July 30, 2008, purchases and sales by Banco Santander International of Santander Shares and Santander ADSs totaled approximately $1.39 million. Santander Investment Securities and ANSI are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Association ("**FINRA**") and the NYSE. Banesto Securities is registered with the SEC as a broker-dealer and is a member of FINRA. In Puerto Rico, Santander conducts a securities business through Santander Securities Corporation and an asset management business through the Puerto Rico Asset Manager. During the period from June 1, 2007 through July 30, 2008, purchases and sales by the Puerto Rico Asset Manager of Santander Shares and Santander ADSs totaled approximately $196 thousand. Santander Securities Corporation is registered with the SEC as a broker-dealer and is a member of FINRA. With respect to those activities for which Santander is seeking relief, Santander Investment Securities, Banesto Securities and ANSI will only engage in unsolicited brokerage activities in the United States, Santander Securities Corporation will only engage in unsolicited brokerage activities in Puerto Rico, the Puerto Rico Asset Manager will only engage in asset management activities in Puerto Rico and Banco Santander International will only engage in asset management activities from the continental United States for non-U.S. clients. The rest of the activities for which Santander is seeking relief (including unsolicited brokerage and asset management), with the possible exception of trades made by the Spanish Asset Managers, which, due to their fiduciary obligations as asset managers, cannot follow instructions from Santander, or by the Asset Managers not based in Spain, which may not be able to follow the instructions to be provided by Santander due to the same fiduciary duties, will be conducted by the Spanish Companies and the other Companies outside the United States and Puerto Rico as described below.

<u>Market Making Activities</u>. As is customary in Spain for financial institutions, Santander engages in market making activities with respect to Santander Shares through its Market Making Subsidiary. The Market Making Subsidiary makes bids and offers for Santander Shares and purchases and sells Santander Shares on the AQS. The Market Making Subsidiary effects these transactions for its own account in order to provide liquidity to the market. The Market Making Subsidiary conducts its market making activities outside the United States and manages these activities from Madrid.

As noted above, the AQS is an order-matching system, not an inter-dealer market with formal, officially designated market makers. The Market Making

Subsidiary engages in its market making activities by placing bids and offers on the AQS, primarily through one of the Non-U.S. Brokerage Units. However, the Market Making Subsidiary is not required to and does not maintain independently established bid and ask prices. In connection with block trades, if an adequate counterparty order is not available on the AQS at the time that the bid or offer is placed, the broker through which the order was placed, or the Market Making Subsidiary itself, may solicit counterparty orders. The Market Making Subsidiary is not required to make a market in the Santander Shares. Accordingly, the Market Making Subsidiary does not act as a "*market maker*" as that term is understood in the U.S. securities markets.

Santander believes that the Market Making Subsidiary is the only market maker for Santander Shares on the Spanish Exchanges and, for the twelve months ended December 31, 2007 and the six months ended June 30, 2008, the Market Making Subsidiary's market making activities accounted for approximately 1.065% and 1.853% of the value of ADTV in Santander Shares on the Spanish Exchanges. At times when supply has significantly exceeded demand, its share of such value of ADTV has increased materially, but the Market Making Subsidiary's market making activities generally do not comprise in excess of 20% of the value of ADTV in Santander Shares as measured on a daily basis, on the Spanish Exchanges. The monthly average percentage of outstanding Santander Shares held by the Marketing Making Subsidiary as a result of market making activities ranged from 0.294% to 0.005% during the twelve months ended December 31, 2007 and ranged from 0.675% to 0.175% during the six months ended June 30, 2008.

During the restricted period for the Rights Offering (the "**Restricted Period**"), the Market Making Subsidiary intends to continue its market making activities in the ordinary course of business, although the Rights Offering distribution may result in increased selling pressure and thus volumes of transactions by the Market Making Subsidiary may be higher than average and represent a greater than average percentage of trading volume, including in excess of 20% of such daily trading volume.

Derivatives Market Making and Hedging. The Derivatives Market Maker conducts its derivatives market making and hedging activities outside the United States and manages these activities principally from Spain. In Spain, the Derivatives Market Maker is admitted under the MEFF Renta Variable rules as a market maker and is a significant market maker in derivatives of Santander Shares. The Derivatives Market Maker is also the only market maker on the Spanish Exchanges of securitized derivatives issued by it and based, in whole or in part, on the Santander Shares and the Derivatives Market Maker is required by applicable stock exchange rules to provide quotes for such derivatives it issues. This activity involves the issuance, purchase and sale of derivative products for its own account and for the accounts of its customers, on both solicited and unsolicited bases, on the Spanish Exchanges, certain other non-U.S. exchanges and in the over-the-counter market in Spain and elsewhere outside the United States. These derivatives products include listed and over-the-counter options, warrants, futures and other securities that are exercisable or convertible into, or the value of which is determined by reference to, Santander Shares or proprietary or third-party baskets or indices including Santander Shares. These derivatives may also include index futures on the foregoing and total return cash-settled equity swaps on Santander Shares in connection with stock options issued by Santander. The Derivatives Market Maker's derivatives market making involves issuing, purchasing and selling derivatives on Santander Shares in order to facilitate customer orders and to provide liquidity to the market.

In addition, as a result of its derivatives market making, the Derivatives Market Maker will maintain varying positions in these derivatives and its financial exposure to movements in the price of the Santander Shares will vary from time to time. In order to manage this financial exposure, the Derivatives Market Maker continually enters into hedging transactions that involve, in whole or in part, purchases and sales of Santander Shares or of derivatives based on Santander Shares, for its own account and on behalf of its customers in order to assist them in hedging their own derivatives positions. The derivatives hedging transactions in Santander Shares described above occur primarily on the AQS and on the MEFF Renta Variable, with the balance occurring on other exchanges outside the United States and, in some cases, in the over-the-counter market outside the United States. During the twelve months ended December 31, 2007 and the six months ended June 30, 2008, these market making and hedging transactions in Santander Shares represented approximately 3.99% and 1.31%, respectively, of the value of ADTV in Santander Shares on the Spanish Exchanges.

Trading in Santander Shares by the Asset Managers. As part of their ordinary investment management activities, the Asset Managers buy and sell Santander Shares and derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products related to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, outside the United States for the Managed Funds' accounts.[6] Under Spanish law, the Asset Managers have a fiduciary duty to oversee the Managed Funds in a manner that is in the best interests of the investors of those funds.[7] The Asset Managers are prohibited by law from taking into account any

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6 The Puerto Rico Asset Manager conducts such activities in Puerto Rico and Banco Santander International conducts such activities in the continental United States for non-U.S. clients. Both entities' volume of trading in Santander Shares has historically been low.

7 Under Spanish law, Santander cannot issue directives to the Spanish Asset Managers requesting them to stop trading in any specific security for a specified period. This has been confirmed orally by the Spanish National Markets Commission (the "**CNMV**"). As a result, prior to the commencement of the Restricted Period, Santander will instead issue advisory notices to the Spanish Asset Managers informing them that any trading by them in Santander Shares or derivatives during the Restricted Period could result in a violation of U.S. law. Prior to the commencement of the Restricted Period, Santander will issue directives to the Asset Managers not based in Spain requesting such Asset Managers to stop trading in Santander Shares or derivatives until the termination of the Restricted Period. However, in light of the fiduciary duties that the Asset Managers have to the beneficiaries of the Managed

factors other than the interests of the Managed Funds' beneficiaries in making investment decisions. Accordingly, the Asset Managers would be prohibited by law from following a directive by Santander to cease trading Santander Shares and derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products related to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, during the Restricted Period, unless the Asset Managers believed that cessation of such trading was in the best interests of the Managed Fund's beneficiaries.[8] Similarly, the Asset Managers would be prohibited by law from following a Santander directive to bid for or purchase Santander Shares and derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products related to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, unless the Asset Managers independently concluded that such bids or purchases were in the best interests of the Managed Fund's beneficiaries.

Trading by the Insurance Company. The Insurance Company purchases Santander Shares in connection with investing premiums paid on Asset Class Policies, which require investments within a narrow class of assets, such as the IBEX 35 Index, that may include Santander Shares. The Insurance Company conducts these activities outside the United States.

Under Spanish law, the Insurance Company has a fiduciary duty to the purchasers of Asset Class Policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. The Insurance Company may not take into account any factors other than the interests of its insureds in making investment decisions under those policies. Accordingly, the Insurance Company would be prohibited by law from following, with respect to the Asset Class Policies, a directive by Santander to cease trading Santander Shares during the Restricted Period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the Insurance Company would be prohibited by law from following a Santander directive to bid for or

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Funds, no assurances can be given that the Asset Managers will in fact refrain from trading in Santander Shares or derivatives during the Restricted Period. Accordingly, we are asking that the requested relief cover the asset management activities of the Asset Managers to the extent that the Asset Managers continue to trade in Santander Shares or derivatives in the ordinary course of business during the Restricted Period.

8 Some of the pension funds managed by the Asset Managers have an "investment oversight committee" charged with overseeing the investments made by the Asset Managers. In certain cases, representatives and/or employees of Santander or its affiliates may be members of those investment oversight committees. However, those committees (and their members) would be unable to require the pension fund Asset Manager to stop or start trading Santander Shares or derivatives during the Restricted Period if the Asset Manager did not believe it was in the best interests of the fund's owners to do so. The representatives and/or employees of Santander who participate on the investment oversight committees are, like the Asset Managers themselves, isolated by Chinese Walls from the areas of Santander where price-sensitive information relating to Santander Shares or derivatives and where information relating to the Rights Offering would be discussed.

purchase Santander Shares unless the Insurance Company independently concluded that such bids or purchases were in the best interests of its insureds under the Asset Class Policies.

Unsolicited Brokerage. The Non-U.S. Brokerage Units effect unsolicited brokerage transactions in the Santander Shares by placing orders on the Spanish Exchanges and other overseas exchanges or effecting trades in the over-the-counter market in Spain and elsewhere outside the United States, in each case on behalf of customers. These transactions arise from unsolicited buy and sell orders received from their customers, although the Non-U.S. Brokerage Units may solicit the other side of these transactions. The unsolicited brokerage activities of the Non-U.S. Brokerage Units (excluding trades executed by the Non-U.S. Brokerage Units on behalf of the Market Making Subsidiary) represented approximately 13.12% and 10.79% of the value of ADTV in Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008, respectively.

Although the Non-U.S. Brokerage Units from time to time provide advice to their customers regarding an investment in Santander Shares, none of the Non-U.S. Brokerage Units, Santander or any subsidiary of Santander publishes research reports concerning Santander. Furthermore, the Non-U.S. Brokerage Units' personnel have been instructed not to make any investment recommendations to their customers with respect to Santander Shares or Santander ADSs during the Restricted Period.

As of June 30, 2008, 55.95% of Santander Shares were held by customers of Santander and its affiliates in securities accounts at Santander and its affiliates in Spain. The Non-U.S. Brokerage Units are required by Spanish law, as well as, in some cases, by the terms of their contracts with customers, to facilitate the trading activity of customers as described above.[9] It would place a substantial burden on the Non-U.S. Brokerage Units' customers to require them to transfer their Santander Shares to a securities account with another bank, or to have the Non-U.S. Brokerage Units place orders with another bank, in order to make trades with respect to Santander Shares during the Restricted Period. Moreover, the Non-U.S. Brokerage Units would likely lose a significant number of those customers if the Non-U.S. Brokerage Units were prevented from providing them with customary facilitation services during the Restricted Period.

As noted above, the U.S. Brokerage Units may also engage in unsolicited brokerage transactions in the Santander Shares with their customers in the United States. These transactions would be effected on the NYSE, in the over-the-counter markets in the United States or in the non-U.S. markets described above. The personnel of the U.S. Brokerage Units have been instructed not to make any investment recommendations to their customers with respect to Santander Shares or Santander ADSs during the Restricted Period.

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[9] The Brokerage Units are not required, however, to buy or sell Santander Shares as principal for the benefit of their clients.

Significance to Market. As noted above, the Market Making Subsidiary's market making activities accounted for 1.065% and 1.853% of the values of ADTV in Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008, respectively, while the derivatives market making and hedging activities of the Derivatives Market Maker and the unsolicited brokerage activities of the Non-U.S. Brokerage Units (excluding trades executed on behalf of the Market Making Subsidiary) represented approximately 3.99% and 13.12%, respectively, of such 2007 value of ADTV and approximately 1.31% and 10.79%, respectively, of such 2008 value of ADTV. In the aggregate, these market activities represented approximately 18.175% and 13.953% of the values of ADTV in Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008, respectively, making Santander, on an aggregate basis, the largest market participant in the market for Santander Shares on the Spanish Exchanges and the only market maker in such shares. Although Santander is unable to determine on whose behalf the non-Santander record holders of Santander Shares are trading such shares on the Spanish Exchanges, the second largest participant in the market for Santander Shares accounted for only approximately 8.69% and 12.60% of the values of ADTV in Santander Shares on the Spanish Exchanges during the twelve months ended December 31, 2007 and the six months ended June 30, 2008, respectively.

Chinese Walls. Santander maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and other sensitive areas of Santander (including any investment oversight committee). Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all market making and other ordinary course market activities of Santander are permitted to continue. Under these policies and procedures, Santander's traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. Santander will continue to maintain and enforce these policies and procedures during the Restricted Period.

Other affiliates of Santander conduct market activities in Santander Shares in the ordinary course of their business. In connection with the Rights Offering, these other affiliates will comply with Regulation M, either by suspending their market activities during the relevant period or by conducting those activities in accordance with an available exception from Regulation M. These exceptions might include those available for "affiliated purchasers." Accordingly, Santander is not seeking relief from the Staff for these activities.

III. The Rights Offering

On July 27, 2007, an Extraordinary General Meeting of the shareholders of Santander authorized the Board of Directors of Santander to increase the share capital of Santander, within a maximum term of three years and through one or more capital increases, up to a maximum amount of €1,563,574,144.5 by means of the issuance of new shares. On the same date, the Board of Directors of Santander delegated such authorization to the Executive Committee of the Board of Directors. The Executive Committee is expected to resolve that Santander carry out the Rights Offering, a proposed capital increase of up to €7.0 billion, which represents approximately 13.496% of Santander's issued share capital based on the November 6, 2008 closing price of Santander's ordinary shares, involving the offering to Santander shareholders of preemptive rights to purchase new Santander Shares (the "**Rights**").[10] In the Rights Offering, Santander will issue Rights to Santander shareholders of record on November 11, 2008 (the "**Record Date**"; the Santander shareholders of record on such date, the "**Record Holders**").

The Rights and the new Santander Shares to be issued in the Rights Offering to record holders of Santander Shares with registered addresses in the United States (including Puerto Rico) will be registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "**Securities Act**"), pursuant to a registration statement on Form F-3. A limited number of additional Rights and new Santander Shares will be registered on Form F-3 with respect to any possible "flowback" of new Santander Shares to the United States following the Rights Offer. Rights will be issued to the local custodian for the Depositary on behalf of all holders of Santander ADSs. The Depositary will not issue rights to ADS holders and will instead cause the custodian to sell the Rights it receives and distribute the cash proceeds to the holders of Santander ADSs. Santander will prepare one or more offering documents for use in soliciting subscriptions and purchases in the Rights Offering, including a prospectus and prospectus supplement for use in the United States.

The exercise price at which the rights may be exercised is expected to be determined and announced on November 10, 2008. The Rights Offering subscription period is expected to last 15 calendar days, commencing on the first Spanish business day following the Record Date (the "**Subscription Period**"). During the Subscription Period, the Rights will be traded on the Spanish Exchanges and through the AQS. Rights may be exercised at any time during the Subscription Period. In addition, during the Subscription Period, the Record Holders and investors who have acquired Rights may request to subscribe for

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[10] The number of new Santander Shares to be issued under the Rights Offering and the offer price per Santander Share will be determined and announced on Monday, November 10, 2008.

additional new Santander Shares (the "**Additional Shares**") in the event that, at the expiration of the Subscription Period, there exist new Santander Shares as to which Rights have not been exercised (the "**Surplus Shares**"). The allocation of Additional Shares will take place on the trading day following the expiration of the Subscription Period and is expected to take place on November 27, 2008. On such date, Santander Investment, S.A. ("**Santander Investment**"), a subsidiary of Santander, acting as Rights agent, will determine the number of Surplus Shares and will allocate such shares to the Record Holders and the investors that have requested Additional Shares. Such allocation will be done on a pro rata basis if the number of Additional Shares requested exceeds the number of Surplus Shares.

Any new Santander Shares that have not been subscribed for during the Subscription Period or allocated to Record Holders or investors requesting Additional Shares will be placed with qualified institutional investors by the underwriters or Santander Investment at the discretion of Santander (the "**Discretionary Allocation Period**"). The Discretionary Allocation Period will have a duration of two trading days beginning on November 27, 2008, the first trading day after the expiration of the Subscription Period. In the event that any new Santander Shares are not subscribed for by qualified institutional investors at the expiration of the Discretionary Allocation Period, such shares shall be subscribed for by the underwriters. Santander may reject or accept, in whole or in part, at its discretion, any requests to subscribe for new Santander Shares received during the Discretionary Allocation Period so long as any such rejection is justified and would not require the underwriters to subscribe for any new Santander Shares.

The closing of the Rights Offering is currently expected to occur on or about December 2, 2008. The new Santander Shares will be submitted for listing on the Spanish Stock Exchanges and the Milan, Lisbon, Buenos Aires, London and Mexico Stock Exchanges.[11]

Santander is making the Rights Offering to strengthen its core capital ratio.

IV. Application of Regulation M

In connection with the Rights Offering, Santander will offer and sell Santander Shares to its existing shareholders, some of whom reside in the United States and may therefore be considered to be engaged in a distribution in the United States, for purposes of Regulation M. Pursuant to Rule 100 under Regulation M, the Restricted Period will commence one business day prior to the determination of the offering price for the Rights and will end upon completion of the Rights Offering. Thus, the Restricted Period is likely to last approximately three and one-half weeks.

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11 The actual dates of events in the Rights Offering described above could change.

As business units or affiliates of Santander that, from time to time, purchase Santander Shares for their own accounts and the accounts of others and recommend and exercise investment discretion with respect to the purchase of Santander Shares, the Companies may be deemed to be "affiliated purchasers" of Santander, as defined in Rule 100 of Regulation M. As such, their market activities will be subject to Rule 102 throughout the Restricted Period, except to the extent that any of them acts as a "distribution participant" subject to Rule 101.[12]

If any of the Companies participates in the Rights Offering it would likely be a "distribution participant" and thus its market activities would be subject to Rule 101 during the Restricted Period, at least until it completes its participation, after which it will be subject to Rule 102 as an affiliated purchaser until the Restricted Period ends.[13] As such, we request relief for the market activities of Santander and its affiliates described in this letter under both Rules 101 and 102, whichever may apply.

Under both Rule 101 and Rule 102, the Companies would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Santander Shares during the Restricted Period, except to the extent that one of the specified exceptions under the applicable rule is available. There are no exceptions available under Rule 101 or Rule 102 that would permit the Companies to engage in the market making, derivatives hedging, asset management, insurance and unsolicited brokerage activities described in this letter. Therefore, without the requested exemptive relief, the Companies would not be permitted to engage in such activities for an extended period of time, which is expected to last for approximately three and one-half weeks.

Santander believes that the withdrawal of the most important market participant and the only market maker in Santander Shares in the primary market for those shares, which are among the most actively traded in Spain, for such an extended period of time would have serious harmful effects in the home market and, indirectly, in the U.S. market, for the Santander Shares. These effects could include a significant imbalance of buy and sell orders, particularly given the large number of shares to be distributed in the Rights Offering, and thus greater volatility and reduced liquidity. In addition, as the Derivatives Market Maker is a significant market maker in derivatives on Santander Shares issued by Santander, if the Derivatives Market Maker is precluded from conducting market making activities in the derivatives or from effecting hedging transactions in Santander Shares relating to the derivatives, the application of Regulation M could have

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12 It is expected that Santander Investment will act as an agent and arranger for the Rights Offering by engaging in solicitation activities outside of the United States and thus would be a distribution participant.

13 Although, as discussed more fully below, the Santander Shares easily meet the ADTV and public float requirements set forth in Rule 101(c)(1), the exception for actively traded securities would not be available because the Companies are affiliates of Santander.

adverse effects on the Derivatives Market Maker's ability to manage hedge positions maintained by it and its customers previously established in connection with this activity. The Asset Managers and the Brokerage Units may also be unable to execute asset-management related or unsolicited brokerage orders submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere or to refrain from trading. Similarly, the Asset Managers and the Insurance Company have a fiduciary duty to the investors of the Managed Funds and to the purchasers of their insurance products to oversee the investments in a manner that is in the best interests of those purchasers. Accordingly, the Asset Managers and the Insurance Company may not refrain from, or engage in, trading in Santander Shares or, as the case may be, derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products related to Santander Shares or baskets or indices including Santander Shares, as well as index futures on the foregoing, as a result of investment instructions received from Santander, unless such action is in the best interests of the purchasers of those policies. The derivatives market making and hedging, asset management, insurance and unsolicited brokerage activities described in this letter are also important aspects of Santander's business as a major financial institution in Europe and, therefore, interrupting those activities for such an extended period could also have an adverse impact on Santander's business, including its ability to properly manage its risks.

As noted above, the Santander Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with a value of average daily trading volume for the twelve months ended December 31, 2007 and the six months ended June 30, 2008 of approximately €1,190.63 million ($1,738.68 million) and €1,188.69 million ($1,871.95 million), respectively, and a public float value in excess of $100 billion. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the Santander Shares. However, because the Companies are affiliated purchasers of the issuer, they may not rely on the actively traded securities exception to do what market makers and brokers for large U.S. issuers are normally allowed to do during distributions by those issuers.

In addition, the Rights Offering is being conducted and trading in Santander Shares by the business units and affiliates of Santander identified herein during the Rights Offering is subject to and will be conducted in accordance with applicable Spanish law and other applicable non-U.S. laws. As discussed in greater detail below, applicable Spanish law provides important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

Finally, Santander believes that the risk of market manipulation by the Companies is limited by the "Chinese Wall" procedures and fiduciary duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course market activities of the Companies rather than activities commenced or managed in contemplation of the

Rights Offering, and the fact that the jurisdictions in which the Companies operate have laws that prohibit market manipulation (as further discussed below).

For the foregoing reasons, Santander asks the Staff to provide an exemption from Regulation M that would allow the Companies to continue to engage in marking making, derivatives market making and hedging, asset management, insurance and unsolicited brokerage activities with respect to Santander Shares and Santander ADSs in the ordinary course of their respective business as described above during the Restricted Period, as permitted under market practice and applicable law in their home jurisdictions.

V. The Spanish Regulatory Regime

The principal regulations that apply to the Spanish Companies' market activities under Spanish law are the Spanish Securities Market Act (the "**SSMA**"), Royal Decree 1333/2005, as amended (relating to market abuse), Royal Decree 217/2008 (relating to regulations governing the activities of investment firms and conduct on the Spanish Exchanges).[14] The SSMA established an independent regulatory authority, the CNMV, to supervise the securities markets. The SSMA governs, among other things, trading practices, insider trading and disclosure. In particular, Articles 83 ter,[15] and 99(i)[16] of the SSMA prohibit market manipulation. Under the SSMA, the CNMV oversees price formation, execution and the settlement of transactions to ensure that insider trading, price manipulation and other breaches of law may be detected. The CNMV has a division which has responsibility for market supervision, monitoring compliance, investigating violations and imposing disciplinary measures. The CNMV also takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in particular, to the prices and volumes of securities traded on and off the Spanish Exchanges.

The Spanish Criminal Code provides remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of false rumors to affect the prices of listed

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[14] European anti-market abuse legislation is found principally in EU Directive 2003/6/CE, which has been incorporated into Spanish law in the SSMA and in Royal Decree 1333/2005.

[15] Article 83 ter provides:

Any person or entity acting or otherwise related to the securities markets shall refrain from engaging in activities that may falsify the free development of prices in the securities markets.

[16] Article 99 provides:

The following acts or omissions constitute extremely serious infringements by the individuals and institutions referred to in Article 95 hereof [including brokers, market makers and their respective officers]:

(i) breach of Article 83 ter if such breach has a material adverse effect on the price [of the relevant security]. If the effect on the price is not material, this would still constitute a serious infringement, in accordance with Article 100.

securities to realize a gain are prohibited. The breach of professional secrecy, insider trading and price manipulation in Spain are criminal offenses. In particular, Article 284 of the Spanish Criminal Code establishes criminal liability for employment of any mechanism with the intent to alter prices that would otherwise result from a free market for, among other things, securities.

Under Spanish law, Santander and its subsidiaries are prohibited from purchasing Santander Shares unless the purchase of Santander Shares is generally authorized at a meeting of shareholders of Santander, and Santander creates reserves equal to the acquisition price of any Santander Shares that are actually purchased. In addition, the total number of Santander Shares held by Santander and its subsidiaries may not exceed 5% of the total capital stock of Santander. Spanish law requires that the CNMV be notified each time Santander and its subsidiaries acquire, on an aggregate basis, 1% of the outstanding capital stock of Santander (without deducting any sales of Santander Shares which may have been made during that time period). In addition, the Bank of Spain requires Santander to provide monthly reports of the number of Santander Shares held by Santander and its subsidiaries, the number of Santander Shares held for hedging purposes and the number of Santander Shares held by third parties whose purchase was either financed by or pledged to Santander or any of its subsidiaries.

Pursuant to Spanish regulations relating to conduct in the securities markets, the Spanish Brokerage Units must keep records of orders received from any third party regarding Santander Shares and any other security as well as the execution of such order. The Spanish Brokerage Units also must keep records relating to transactions in which they are acting as principals. The information contained in such records must include identification of the client, the number, type and price of securities bought or sold and the market on which the transaction is effected. These records must be made available to the CNMV upon request. In addition, the Market Making Subsidiary, the Derivative Market Maker, the Spanish Asset Managers and the Insurance Company must also maintain records relating to the transactions in which they engage, including the number, type and price of securities bought or sold.

The jurisdictions in which the Companies other than the Spanish Companies operate generally have anti-market manipulation, insider trading and record-keeping laws and regulations similar to those governing market activities in Spain.

VI. Relief Requested

As discussed above, Santander is seeking exemptive relief from Rules 101 and 102 of Regulation M to permit the Market Making Subsidiary, the Derivatives Market Maker, the Asset Managers, the Insurance Company and the Non-U.S. Brokerage Units to continue to engage in the market making, derivatives market making and hedging, asset management, insurance and unsolicited brokerage activities described in this letter during the Restricted Period. The Market Making Subsidiary, the Derivatives Market Maker, the Asset

Managers, the Insurance Company and the Non-U.S. Brokerage Units would conduct these activities in the ordinary course of their business, not for the purpose of facilitating the Rights Offering and in accordance with applicable law, all as described in this letter. Santander also asks for relief to permit the U.S. Brokerage Units, Banco Santander International and the Puerto Rico Asset Manager to engage in their respective activities in the normal course of business, not for the purpose of facilitating the Rights Offering and in accordance with applicable local law, as described in this letter.

As a condition to the relief being requested, Santander would undertake to include disclosure in the prospectus supplement that will be distributed to United States investors that participate in the Rights Offering. The disclosure would be substantially similar to the following:

> During the distribution of Santander Shares in the Rights Offering, Santander, through certain identifiable business units, and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving Santander Shares outside the United States. Among other things, Santander, through an affiliate, has made a market, from time to time, and intends to continue to make a market, from time to time, in the Santander Shares by purchasing and selling Santander Shares for its own account in Spain on the Spanish Exchanges.
>
> Certain mutual fund management companies, pension fund management companies, asset management companies and insurance companies that are affiliates of Santander have purchased and sold, and intend to continue to purchase and sell, Santander Shares and derivatives, including the Rights, as part of their ordinary investing activities and/or as part of the investment selections made by their clients. Santander, through its derivatives business units, has also engaged, and intends to continue to engage, in dealings in Santander Shares and derivatives, including the Rights, for their accounts and for the accounts of their respective customers for the purpose of market making of derivatives or of hedging their respective positions established in connection with certain derivatives activities (such as options, warrants, futures and other instruments, including stock options issued by Santander) relating to Santander Shares entered into by Santander and its affiliates and their respective customers. Santander, through its brokerage business units, has also engaged, and intends to continue to engage, in unsolicited brokerage transactions in Santander Shares with Santander's customers, as well as in such transactions in the Rights. These activities occurred and are expected to continue to occur through the AQS, on the Spanish Exchanges, the stock exchanges of Milan, Lisbon, Buenos Aires, London and Mexico and in the over-the-counter market in Spain or elsewhere outside the United States.
>
> Santander's affiliates in the United States also have engaged and may continue to engage in unsolicited brokerage and asset management transactions in Santander Shares and Santander ADSs in the United States.

In addition, Santander's affiliates in Puerto Rico have engaged and may continue to engage in unsolicited brokerage transactions in Santander Shares and Santander ADSs in Puerto Rico and may purchase Santander Shares and Santander ADSs in connection with asset management activities in Puerto Rico. Santander is not obliged to make a market in Santander Shares and any such market making may be discontinued at any time. All of these activities could have the effect of preventing or retarding a decline in the market price of the Santander Shares.

Santander has sought and received from the SEC certain exemptive relief from Regulation M in order to permit its identifiable business units and affiliates to engage in the foregoing activities during the Restricted Period.

As a further condition to the relief being requested, Santander and each of the Companies will undertake to keep records (the "**Records**") of the date and time when any Santander Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of Santander Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of Santander Shares made during the Restricted Period. This information will not include any client-specific data, the disclosure of which is restricted under local law. Santander will maintain Records for a period of two years following the completion of the Rights Offering. Upon the written request of the Director of the Division of Trading and Markets of the SEC, Santander will make a copy of the relevant Records available at the SEC's offices in Washington, D.C.

In connection with the relief requested by Santander in this letter, please note that substantially similar exemptive relief from Rule 101 and Rule 102 of Regulation M was granted to Santander with respect to market making, derivatives hedging, asset management, insurance and unsolicited brokerage activities under your exemptive letters dated September 10, 2004 and August 18, 2008 and to Banco Bilbao Vizcaya Argentaria, S.A. under your exemptive letter dated June 25, 2007, substantially similar exemptive relief from Rule 101 and Rule 102 of Regulation M was granted to Allianz AG with respect to market making, derivatives market making and hedging and unsolicited brokerage activities under your exemptive letter dated April 10, 2003 and similar exemptive relief from Rule 102 of Regulation M was granted to Santander with respect to derivatives market making and hedging, asset management, insurance and unsolicited brokerage activities relating to shares of the Royal Bank of Scotland under your exemptive letter dated July 23, 2007.

* * * * *

If you have any questions about this request, please do not hesitate to contact me (212-450-4950). We appreciate your assistance in this matter.

Very truly yours,

Nicholas A. Kronfeld

Copy to:

Mr. José Manuel de Araluce
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain

132-0014 [illegible]